Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

June 1, 2017

Linde and Praxair: A Compelling Combination    02 June 2017

Linde and Praxair: A Compelling Combination Strategic Leverages unique strengths of each company to create a global industrial gas leader Linde’s engineering & technology and Praxair’s operational excellence Increases exposure to long term macro growth trends Healthcare, emerging markets, clean energy, digitalization Establishes strong positions in all key geographies and end-markets More balanced and diverse global portfolio Increases exposure to long term macro growth trends Healthcare, emerging markets, clean energy, digitalization Financial Considerable value through ~$1.2 B in annual cost & capex synergies and efficiencies Strong balance sheet and cash flow with financial flexibility to invest in future growth Combined pro-forma revenue of ~$29 B1 and current market value of over $70 B 1 2016 pro forma sales without adjustment for potential divestitures and regulatory limitations

Creating A Global Industrial Gas Leader…  1 Sales based on 2016 public filings. Air Liquide includes 12 months of Airgas acquisition and related divestments. Air Products excludes Materials Technologies2 2016 pro forma sales without adjustment for potential divestitures and regulatory limitations3 Others: includes independents* Source: Gasworld Captive: customer owned plant                22  8    25*  38*              Others3          29                Captive  Industrial Gas Landscape1 ($ B) Sales By Geography2      Other~$3 B  Americas~$12 B  EMEA~$8 B  Asia/Pacific~$6 B  … Across a much broader global footprint

 Leverages Complementary Strengths…          Product Lines  End-Markets  Geographies  Core Competencies • Engineering & Technology  EMEAAsia/Pacific  HyCOLarge ASUs  Chemicals & Energy– H2, LNG, CCS, EORHealthcare  Petrochemicals– US Gulf CoastMetals  Standardized ASUsNon-cryo  Operational excellence        North America South America …Which are unique and proven with long-standing leadership  ASU – Air separation unit(s) HyCo – Syngas plantsCCS – Carbon capture storage  LNG – Liquefied natural gas EOR – enhanced oil recovery

 Establishes A More Balanced Portfolio…      …With strong positions in key geographies and end-markets  1 Based on 2016 public filings and pro forma sales without adjustment for potential divestitures and regulatory limitations.2 Includes cylinder and other services    Geography1 End-Markets1    Supply Mode1            Americas EMEAAsia/Pacific Other          On-site Bulk Cylinder2 Other              Chemicals & Energy Manufacturing HealthcareMetals & Glass Food & Beverage  Electronics Other                    43%  26%  21%  10%                            19%  18%  17%  13%  7%7%  19%                25%  4  28%  37%  10%

 Combination Would Yield ~ $1.2 B Synergies & Efficiencies…  Time to achieve ~ 3 years after closingCost to implement ~ $1.0 B    Corporate right-sizingOperational optimizationProcurementIncludes existing cost reduction programsProductivity    Cost Synergies & Efficiencies1~ $1.0 B  1 Based on 2016 financials of Linde and Praxair. Synergies and cost efficiencies have been adjusted for potential divestitures.    Efficient asset utilizationProcurementMaintenance capex optimization    Capex Synergies1~ $0.2 B                  Cost Synergies & Efficiencies1~$1.2 B      Capex~$0.2 B    Cost~$1.0 B                SG&A  COGS  Supply Chain / Other      Growth Synergies++ B  5

 …And Create Value For All Stakeholders          Deep & innovative product offeringsBroader end-market applicationsCost efficient solutions  Shared values… safety, integrity, communityEmployer of choiceEnvironmental stewardship  Higher cash flow & stronger balance sheetGreater flexibility toinvest in future growthIncreased shareholder distributions  Comprehensive products & servicesWider global reach / accelerated deploymentFurther enhanced supply reliability  Stronger Enterprise For All Stakeholders                    Enhanced Technology Capability    Superior Customer Offerings    More Sustainable Enterprise    Stronger Financials

Strong Balance Sheet and Cash Flow  Greater flexibility for growth investments and shareholder distributions  1 Based on Linde and Praxair's consolidated financial statements combined for pro forma purposes. See appendix2 Non-GAAP and non-IFRS measure. See Appendix for reconciliation3 Excluding savings attributable to divestitures and estimated one-time cost of approximately $1.0B (including approximately $0.2B of estimated transaction costs) to achieve these savings. Operating cash flow of$0.7B represents the $1.0B of Adj. EBITDA savings after taking into account the assumed pro forma effective tax rate4 Illustrates the full run-rate targeted savings based on combined 2016 results. Excludes any potential divestitures and regulatory limitations and assumes all other items including pro forma effective tax rate remains unchanged. Not indicative of future results of combined business; provided as illustrative example only        $28.7$9.0 31.5%  $6.8 ($3.2)  $3.6        2.1 1.9  SalesAdj. EBITDA2Adj. EBITDA Margin2  Operating Cash Flow Capex  Free Cash Flow2  Net Debt/Adj. EBITDA2    Combined1    Total4    $28.7$8.0 28.1%  $6.1($3.4)  $2.7        Targeted Savings3    $1.0  $0.7$0.2  $0.9      2016 Financials ($ B)

 Integration and Execution  8  Established integration frameworkJoint integration committee with executive oversightSynergy targets alignedAgreed-upon prioritiesLay the foundation for the new companyGuiding principles: one team, one vision, one operating model, shared valuesPerformance-driven cultureMinimal distraction for vast majority of people and operationsHomogenous products with local management structures  Preparing for a successful integration

     Regulatory Review and On-going Integration Planning  Key Next Steps and Timeline                                                Board approvals / BCA signed  Completion of review of offer documents byUS SEC / German BaFin  Praxair shareholder vote / Linde exchange offer  Regulatory approval / expected closing H2 2018    01 June 2017    Q3 2017    Q4 2017    H2 2018  9

 Appendix  11

 Key Terms Of The Combination  Governance  Equal representation from Linde and Praxair on the new company’s Board of DirectorsWolfgang Reitzle, Chairman of the BoardStephen Angel, CEO and Director  Organization  CEO based in Danbury, CTCorporate functions appropriately split between Danbury, CT and Munich, Germany  Incorporation & Name  New company incorporated in Ireland - a neutral European Economic Area (EEA) countryRetain Linde’s name globally  Structure  All-stock merger transactionLinde shareholders to receive 1.540 shares in the new company for each Linde share exchangedPraxair shareholders to receive one share in the new company for each Praxair shareLinde and Praxair shareholders each own approximately 50% of the new company– Assumes 100% of Linde shareholders tender into the exchange offer  Stock Exchanges& Credit Rating  New company listed on New York and Frankfurt Stock ExchangesSeek inclusion in key indices (S&P 500 & DAX 30)Commitment to a strong investment grade credit rating

Shared History and Heritage  Linde Carl Linde founds “Gesellschaft für Linde’s Eismaschinen” in Wiesbaden  Carl Linde successfully liquefies atmospheric air; and receives a patent Linde Air Products formed in US Linde Air Products sold to Union Carbide Regain rights to the name “Linde” in the US Acquired Swedish gas company AGA Acquired UK gas company AGA Acquired US based Lincare Praxair Acquired Yara CO2 Acquired US based NuCO2 Acquired Messer’s Germany business Acquired Liquid Carbonic Formation of Praxair – spun off Linde division from UCC Linde Homecare Medical Systems formed in UCC; Sale of Linde’s Homecare business as Lincare Formation of Union Carbide (UCC); UCC takes over Linde’s US business

Non-GAAP Reconciliations  Adjusted EBITDA, Adjusted EBITDA Margin(1) Combined ($ M)Net income from continuing operations(including noncontrolling interests) 2,623Add: cost reduction program and other charges (pre-tax) 224Add: interest expense - net (including bond redemption) 390Add: income taxes 865Add: depreciation and amortization 3,944Adjusted EBITDA 8,046Sales 28,682Adjusted EBITDA Margin 28.1%Free Cash Flow(2)Operating cash flow 6,152Less: capital expenditures (3,414)Free Cash Flow 2,738Debt-To-Adjusted EBITDA Ratio(3)Beginning net debt 17,546First quarter ending net debt 17,134Second quarter ending net debt 17,830Third quarter ending net debt 17,150Year-end ending net debt 16,665Five-quarter average net debt 17,265Debt-to-adjusted EBITDA ratio 2.1x(1) Based on Linde and Praxair's consolidated financial statements combined for pro forma purposes including estimated income adjustments for US GAAP and purchase accounting. Linde's amounts translated using the EUR/USD exchange rates: Statement and Cash Flow (1.1069) and Balance Sheet (1.0517).(2) Combined free cash flow is calculated as follows ($ M):Operating Cash Flow Capital Expenditures Free Cash FlowLinde (as reported) 3,763 (1,949) 1,814Praxair (as reported) 2,773 (1,465) 1,308US GAAP adjustment* (384) - (384)Total 6,152 (3,414) 2,738* Reflects an adjustment related to interest payments, which are classified as a financing activity under IFRS and as an operating activity under US GAAP.(3) Net debt includes total debt less cash and cash equivalents and securities as reported in Linde and Praxair's consolidated financial statements.    1        (1) Based on Linde and Praxair's consolidated financial statements combined for pro forma purposes including estimated income adjustments for US GAAP and purchase accounting. Linde's amounts translated using the EUR/USD exchange rates Income Statement and Cash Flow (1.1069) and Balance Sheet (1.0517).(2) Combined free cash flow is calculated as follows ($ M):  12  * Reflects an adjustment related to interest payments, which are classified as a financing activity under IFRS and as an operating activity under US GAAP.(3) Net debt includes total debt less cash and cash equivalents and securities as reported in Linde and Praxair's consolidated financial statements.  : Statement and Cash Flow (1.1069) and Balance Sheet (1.0517).      Adjusted EBITDA, Adjusted EBITDA Margin(1)      Net income from continuing operations(including noncontrolling interests)      Add: cost reduction program and other charges (pre-tax)      Add: interest expense - net (including bond redemption)      Add: income taxes      Add: depreciation and amortization      Adjusted EBITDA      Sales      Adjusted EBITDA MarginFree Cash Flow(2)      Operating cash flow      Less: capital expenditures      Free Cash FlowDebt-To-Adjusted EBITDA Ratio(3)      Beginning net debt      First quarter ending net debt      Second quarter ending net debt      Third quarter ending net debt      Year-end ending net debt      Five-quarter average net debt      Debt-to-adjusted EBITDA ratio    Operating Cash Flow  Capital Expenditures  Free Cash Flow  Linde (as reported)  3,763  (1,949)  1,814  Praxair (as reported)  2,773  (1,465)  1,308  US GAAP adjustment*  (384)  -  (384)  Total  6,152  (3,414)  2,738

 Important Information to Investors and Security Holders  13  Additional Information and Where to Find ItIn connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Zamalight PLC (“New Holdco”) is expected to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. New Holdco is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). The consummation of the proposed business combination is subject to regulatory approvals and other customary closing conditions.INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSEDOFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (when it becomes available) and other documents relating thereto may also be obtained for free by accessing New Holdco’s Web site at www.lindepraxairmerger.comThis document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities .No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.Participants in SolicitationPraxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the soli citation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection wi th the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executi ve officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.Forward-looking StatementsThis communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combinatio n, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their resp ective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the r isk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorab le terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements i ssued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward- Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combinati on. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and New Holdco on the date hereof, and each of Linde, Praxair and New Hold co disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

 Linde Investor ContactBernard Wang bernard.wang@linde.com+49 89 35757 1328  Praxair Investor ContactJuan Pelaez Juan_Pelaez@praxair.com+1 203 837 2213  www.lindepraxairmerger.com